Exhibit 99.1

COSTAMARE INC.

Unaudited Consolidated Balance Sheets

As of December 31, 2024 and June 30, 2025

(Expressed in thousands of U.S. dollars)

	December 31, 2024	June 30, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$656,880	$442,703
Restricted cash (Note 1)	17,203	20,523
Accounts receivable, net (Note 4)	5,863	5,177
Inventories (Note 7)	13,156	14,132
Due from related parties (Note 4)	-	6,885
Fair value of derivatives (Notes 19 and 20)	10,410	9,742
Insurance claims receivable	8,039	7,553
Time charter assumed (Note 12)	195	164
Accrued charter revenue (Note 12)	11,929	9,262
Short-term investments (Note 6)	18,499	18,891
Investment in leaseback vessels (Note 11(b))	30,561	49,076
Net investment in sales type lease vessels, current (Note 11(c))	12,748	-
Prepayments and other assets	16,823	34,817
Total current assets of continuing operations	802,306	618,925
Current assets of discontinued operations (Note 3)	237,910	-
Total current assets	1,040,216	618,925
FIXED ASSETS, NET:
Vessels, net (Note 8)	2,715,168	2,696,520
Fixed assets of discontinued operations (Note 3)	671,844	-
Total fixed assets, net	3,387,012	2,696,520
OTHER NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current (Note 11(b))	222,088	305,230
Accounts receivable, non-current (Note 4)	1,950	1,950
Deferred charges, net (Note 9)	52,688	48,857
Finance leases, right-of-use assets (Note 11(a))	37,818	-
Due from related parties, non-current (Note 4)	1,125	1,125
Net investment in sales type lease vessels, non-current (Note 11(c))	6,734	8,098
Restricted cash, non-current (Note 1)	45,922	42,356
Time charter assumed, non-current (Note 12)	74	7
Accrued charter revenue, non-current (Note 12)	2,688	4,482
Fair value of derivatives, non-current (Notes 19 and 20)	21,235	11,551
Total non-current assets of continuing operations	392,322	423,656
Non-current assets of discontinued operations (Note 3)	329,137	-
Total non-current assets	721,459	423,656
Total assets	$5,148,687	$3,739,101
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$287,360	$282,229
Accounts payable	7,948	10,609
Due to related parties (Note 4)	1,514	5,354
Finance lease liability (Note 11(a))	23,877	-
Accrued liabilities	20,672	17,408
Unearned revenue (Note 12)	24,902	25,554
Fair value of derivatives (Notes 19 and 20)	19,756	7,679
Other current liabilities	24,564	20,346
Total current liabilities of continuing operations	410,593	369,179
Current liabilities of discontinued operations (Note 3)	334,967	-
Total current liabilities	745,560	369,179
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,410,480	1,306,520
Fair value of derivatives, non-current portion (Notes 19 and 20)	-	157
Unearned revenue, net of current portion (Note 12)	14,620	12,018
Other non-current liabilities	11,099	32,107
Total non-current liabilities of continuing operations	1,436,199	1,350,802
Non-current liabilities of discontinued operations (Note 3)	398,322	-
Total non-current liabilities	1,834,521	1,350,802
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 14)	(2,453)	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	-	-
Common stock (Note 15)	13	13
Treasury stock (Note 15)	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,329,535
Retained earnings	1,279,605	731,120
Accumulated other comprehensive income (Notes 19 and 20)	17,345	7,475
Total Costamare Inc. stockholders’ equity	2,513,514	1,948,048
Non-controlling interest (Note 1)	57,545	71,072
Total stockholders’ equity	2,571,059	2,019,120
Total liabilities and stockholders’ equity	$5,148,687	$3,739,101

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2024	2025
REVENUES:
Voyage revenue	$427,323	$428,078
Income from investments in leaseback vessels	11,419	12,682
Total revenues	$438,742	$440,760
EXPENSES:
Voyage expenses	(12,172)	(23,383)
Voyage expenses-related parties (Note 4)	(6,073)	(5,819)
Vessels’ operating expenses	(78,896)	(79,171)
General and administrative expenses	(5,555)	(5,781)
General and administrative expenses – related parties (Note 4)	(5,618)	(4,294)
Management fees-related parties (Note 4)	(14,241)	(14,178)
Amortization of dry-docking and special survey costs (Note 9)	(8,280)	(9,530)
Depreciation (Notes 8, 11 and 21)	(63,064)	(63,492)
Foreign exchange gains/(losses)	(2,700)	2,571
Operating income	242,143	237,683
OTHER INCOME / (EXPENSES):
Interest income	16,546	11,779
Interest and finance costs (Note 17)	(55,097)	(45,210)
Income from equity method investments	42	-
Other, net	1,249	27
Gain / (loss) on derivative instruments, net (Note 19)	(3,212)	13,767
Total other expenses, net	(40,472)	(19,637)
Net income from continuing operations	$201,671	$218,046
Net Income / (Loss) from discontinued operations (Note 3)	3,876	(27,547)
Net income	$205,547	$190,499
Net income attributable to the non-controlling interest (Notes 14 and 16)	(1,351)	(1,677)
Net income attributable to Costamare Inc.	$204,196	$188,822
Earnings allocated to Preferred Stock (Note 16)	(13,278)	(10,402)
Deemed dividend to Series E Preferred Stock	(5,446)	-
Net income available to Common Stockholders	$185,472	$178,420
Earnings per common share, basic and diluted - Total (Note 16)	$1.56	$1.49
Earnings per common share, basic and diluted – Continuing operations (Note 16)	1.53	1.71
Earnings / (losses) per common share, basic and diluted – Discontinued operations (Note 16)	0.03	(0.23)
Weighted average number of shares, basic and diluted (Note 16)	118,902,719	120,039,623

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2024	2025
Net income from continuing operations	201,671	218,046
Net Income / (Loss) from discontinued operations (Note 3)	3,876	(27,547)
Net income for the period	$205,547	$190,499
Other comprehensive income / (loss):
Unrealized gain / (loss) on cash flow hedges, net (Notes 19 and 21)	2,268	(12,032)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 17, 19 and 21)	3,060	2,029
Effective portion of changes in fair value of cash flow hedges (Notes 19 and 21)	265	-
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 21)	31	31
Other comprehensive income / (loss) for the period	$5,624	$(9,972)
Other comprehensive loss attributable to the non-controlling interest (Notes 19 and 21)	-	102
Other comprehensive income / (loss) attributable to Costamare Inc.	$5,624	$(9,870)

Total comprehensive income for the period	$211,171	$180,527

Comprehensive income attributable to the non-controlling interest (Notes 14 and 16)	(1,351)	(1,575)
Total comprehensive income for the period attributable to Costamare Inc.	$209,820	$178,952

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2024	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	204,196	204,196	1,628	205,824
- Issuance of subsidiary shares to non-controlling interest (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	(599)	-	-	(599)	975	376
- Issuance of common stock (Notes 4 and 16)	-	-	-	-	-	-	-	-	1,088,601	-	-	-	12,802	-	-	12,802	-	12,802
-Redemption of Preferred Stock (Series E)	-	-	-	-	-	-	-	-	-	-	-	-	(110,598)	-	(5,446)	(116,044)	-	(116,044)
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,479)	(1,479)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(27,291)	(27,291)	-	(27,291)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(15,534)	(15,534)	-	(15,534)
- Other comprehensive income (Note 19 and 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	5,624	-	5,624	-	5,624
BALANCE, June 30, 2024	4,574,100	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	130,467,734	$13	(11,004,510)	$(120,095)	$1,336,899	$27,011	$1,201,857	$2,445,685	$57,353	$2,503,038

BALANCE, January 1, 2025	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	188,822	188,822	1,890	190,712
- Issuance of subsidiary shares to non-controlling interest (Note 1 and 11(b))	-	-	-	-	-	-	-	-	-	-	-	-	(7,438)	-	-	(7,438)	13,548	6,110
- Change in non-controling interest of the subsidiary (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(2,666)	-	-	(2,666)	-	(2,666)
- Distribution to shareholders (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(699,239)	(699,239)	-	(699,239)
- Issuance of common stock (Notes 4 and 16)	-	-	-	-	-	-	-	-	314,891	-	-	-	2,993	-	-	2,993	-	2,993
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,809)	(1,809)
- Dividends – Common stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(27,608)	(27,608)	-	(27,608)
- Dividends – Preferred stock (Note 15)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,460)	(10,460)	-	(10,460)
- Other comprehensive loss (Note 19 and 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,870)	-	(9,870)	(102)	(9,972)
BALANCE, June 30, 2025	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	131,273,834	$13	(11,004,510)	$(120,095)	$1,329,535	$7,475	$731,120	$1,948,048	$71,072	$2,019,120

(1)

Net income excludes net loss of $213 and $277, for the six-month periods ended June 30, 2025 and June 30, 2024, respectively, attributable to redeemable non-controlling interest classified outside of permanent equity (Note 14).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2024	2025
Cash Flows From Operating Activities of Continuing Operations:
Net income:	$205,547	$190,499
Less: Net (income) /loss from discontinued operations	(3,876)	27,547
Net income from continuing operations	201,671	218,046
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation	63,064	63,492
Amortization and write-off of financing costs	2,936	2,020
Amortization of deferred dry-docking and special survey costs	8,280	9,530
Amortization of assumed time charter	(130)	33
Amortization of hedge effectiveness excluded component from cash flow hedges	2,047	2,029
Equity based payments	4,156	2,835
Increase in short-term investments	(465)	(392)
(Gain) / Loss on derivative instruments, net	3,212	(13,767)
Income from equity method investments	(42)	-
Changes in operating assets and liabilities of continuing operations:
Accounts receivable	731	686
Due from related parties	382	(6,885)
Inventories	458	(976)
Insurance claims receivable	(907)	(541)
Prepayments and other	(6,558)	(3,779)
Accounts payable	1,942	2,661
Due to related parties	(549)	3,840
Accrued liabilities	(4,042)	(2,986)
Unearned revenue	(24)	(1,206)
Other liabilities	11,001	3,437
Dry-dockings	(6,582)	(5,699)
Accrued charter revenue	8,735	10,817
Net Cash provided by Operating Activities from Continuing Operations	289,316	283,195
Cash Flows From Investing Activities of Continuing Operations:
Return of capital from equity method investments	490	-
Payments to acquire short-term investments	(35,520)	(18,591)
Settlements of short-term investments	35,440	18,591
Proceeds from the settlement of insurance claims	99	1,027
Acquisition of non-controlling interest in subsidiary	-	(857)
Issuance of investments in leaseback vessels	(52,808)	(138,546)
Capital collections from vessels’ leaseback arrangements	14,864	37,532
Additions to vessel cost	(2,457)	(6,995)
Net Cash used in Investing Activities from Continuing Operations	(39,892)	(107,839)
Cash Flows From Financing Activities of Continuing Operations:
Proceeds from long-term debt and finance leases	113,605	55,147
Repayment of long-term debt and finance leases	(184,206)	(310,858)
Payment of financing costs	(962)	(455)
Capital contribution from non-controlling interest to subsidiary	376	6,110
Cash contribution to spun-off entities	-	(100,000)
Dividends paid	(35,657)	(39,723)
Net Cash used in Financing Activities from Continuing Operations	(106,844)	(389,779)

Cash flows of discontinued operations:
Net cash provided by / (used in) Operating Activities from discontinued operations	(4,276)	7,407
Net cash provided by Investing Activities from discontinued operations	21,937	9,995
Net cash used in Financing Activities from discontinued operations	(11,964)	(75,333)
Net cash provided by / (used in) discontinued operations	5,697	(57,931)

Net increase / (decrease) in cash, cash equivalents and restricted cash	148,277	(272,354)
Cash, cash equivalents and restricted cash at beginning of the period	825,204	777,936
Cash, cash equivalents and restricted cash at end of the period	$973,481	$505,582
Supplemental Cash Information:
Cash paid during the period for interest	$63,324	$49,311
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$8,647	$159

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the six-month period ended June 30, 2025, the Company issued 299,200 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 4). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of June 30, 2025, under the Plan, the Company has issued to its common stockholders 21,807,619 shares, in aggregate. As of June 30, 2025, the aggregate outstanding share capital was 120,269,324 common shares. As of June 30, 2025, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.6% of the outstanding common shares, in the aggregate.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 14). CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions.

Neptune Maritime Leasing Limited (“NML”) was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly-owned subsidiaries. In March 2023, the Company entered into an agreement with NML pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML.

On April 17, 2025, the Board of Directors of the Company approved the previously announced spin-off of its dry bulk business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (“Spin-Off”). As part of the Spin-Off, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business. These transactions were governed by a Separation and Distribution Agreement, which, among others defined the framework and execution of the separation. The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies own dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies are to be used for future dry bulk vessel acquisitions. On the same date, Costamare Bulkers further contributed these 67 companies to its wholly-owned subsidiary, Costamare Bulkers Ships Inc.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers also acquired the shares of CBI from Costamare and a minority shareholder.  The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025. The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers net assets of $699,239 as of May 6, 2025. In connection with the Spin-Off and in accordance with the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between Costamare and Costamare Bulkers.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The assets and liabilities of Costamare Bulkers on May 6, 2025, were as follows:

May 6, 2025
Cash and cash equivalents and restricted cash	$131,791
Margin deposits	28,247
Accounts receivable, net	37,443
Inventories	38,377
Due from related parties	12,157
Fair value of derivatives	256
Insurance claims receivable	3,291
Prepayments and other assets	37,022
Vessels held for sale	7,801
Vessels and advances, net	634,727
Deferred charges, net	21,583
Operating leases, right-of-use assets	246,689
Total assets	1,199,384
Long-term debt, net of deferred financing costs	(171,910)
Accounts payable	(27,330)
Due to related parties	(16,407)
Operating lease liabilities	(242,150)
Accrued liabilities	(13,505)
Unearned revenue	(14,102)
Fair value of derivatives	(6,078)
Other current liabilities	(8,663)
Total liabilities	(500,145)
Net assets of Costamare Bulkers	$699,239

Results of operations, cash flows, assets and liabilities that were part of the entities spun off are reported as discontinued operations for all periods presented (Note 3).

As of June 30, 2025, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) through wholly-owned subsidiaries. As of December 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 TEU, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators.

At June 30, 2025, Costamare had 83 wholly-owned subsidiaries incorporated in the Republic of Liberia and 13 incorporated in the Republic of the Marshall Islands. In addition, as of June 30, 2025, Costamare controlled one company incorporated under the laws of Jersey, which had 46 subsidiaries incorporated in the Republic of the Marshall Islands and five incorporated in the Republic of Liberia.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the six-month periods ended June 30, 2024 and 2025, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2024	2025
A	22%	15%
B	13%	16%
C	21%	24%
D	10%	9%
E	10%	10%
Total	76%	74%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the six-month periods ended June 30, 2024 and 2025 is presented in the table below:

	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$656,880	$442,703
Restricted cash – current portion	17,203	20,523
Restricted cash – non-current portion	45,922	42,356
Total cash, cash equivalents and restricted cash	$720,005	$505,582

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2024. There have been no material changes to these policies in the six-month period ended June 30, 2025, except for as discussed below:

Discontinued Operations

The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results (Note 3).

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Discontinued Operations:

The Company’s discontinued operations relate to the operations of its dry bulk-related businesses, which formerly comprised the Company’s CBI and dry bulk segments. Following completion of the Spin-Off on May 6, 2025, the Company has no continuing involvement in the dry bulk-related businesses as of such date (Note 1).

The components of assets and liabilities of discontinued operations in the consolidated balance sheet as of December 31, 2024 consisted of the following:

December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	$47,754
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,646
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,795
Total current assets of discontinued operations	$237,910

FIXED ASSETS, NET:
Vessels and advances, net	$671,844
Fixed assets of discontinued operations	$671,844

NON-CURRENT ASSETS:
Accounts receivable, net, non-current	$1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total non-current assets of discontinued operations	$329,137

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,213
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,905
Total current liabilities of discontinued operations	$334,967

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	$305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities of discontinued operations	$398,322

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The components of the income /(loss) from discontinued operations for the six-month period ended June 30, 2024 and for the period from January 1, 2025 to May 6, 2025 in the unaudited consolidated statements of income consisted of the following:

	Six-month period ended June 30, 2024	From the period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue	$520,332	$239,719
Voyage revenue – related parties	31,776	87,683
Total voyage revenue	552,108	327,402
EXPENSES:
Voyage expenses	(172,271)	(107,383)
Charter-in hire expenses	(308,557)	(166,506)
Voyage expenses-related parties	(2,203)	(3,765)
Vessels’ operating expenses	(41,372)	(27,165)
General and administrative expenses	(3,919)	(8,950)
Management and agency fees-related parties	(15,102)	(10,760)
Amortization of dry-docking and special survey costs	(2,984)	(2,337)
Depreciation	(17,980)	(14,044)
Gain / (loss) on sale of vessels, net	3,422	(4,669)
Loss on vessel held for sale	(2,308)	(1,579)
Vessel impairment loss	-	(179)
Foreign exchange gains	46	219
Operating loss	(11,120)	(19,716)
OTHER INCOME / (EXPENSES):
Interest income	1,021	239
Interest and finance costs	(11,889)	(7,313)
Other, net	868	(47)
Gain /(loss) on derivative instruments, net	24,996	(710)
Total other income / (expenses), net	14,996	(7,831)
Net income / (loss) from discontinued operations	$3,876	$(27,547)

4. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as most recently amended and restated on May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the number of full years remaining prior to December 31, 2035, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2024 and 2025, amounted to $11,670 and $10,925, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $3,487 and $2,787 for the six-month periods ended June 30, 2024 and 2025, respectively. In addition, for the six-month period ended June 30, 2025, (i) Costamare Shipping and Costamare Services charged $5,123 ($5,340 for the six-month period ended June 30, 2024), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income and (ii) Costamare Services charged $1,333 which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income ($1,333 for the six-month period ended June 30, 2024) and $2,835, representing the fair value of 299,200 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2025 ($4,156 for the six-month period ended June 30, 2024). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As of December 31, 2024, the working capital security to third-party managers was $2,325 in aggregate, of which $1,950 is included in Accounts receivable, non-current and $375 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet. As of June 30, 2025, the working capital security was $1,950 in aggregate, which is included in Accounts receivable, net, non-current in the accompanying 2025 consolidated balance sheet.

The balance due from Costamare Shipping at June 30, 2025 amounted to $6,885 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due from Costamare Shipping at December 31, 2024 amounted to $286 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at June 30, 2025, amounted to $595 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2024, amounted to $133 and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2024 and the six-month period ended June 30, 2025, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2024 and the six-month period ended June 30, 2025 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the six-month periods ended June 30, 2024 and 2025, BNC charged the ship-owning companies $364 and $356, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the six-month periods ended June 30, 2024 and 2025, BNA charged the ship-owning companies $369 and $340 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, served as the non-executive President of the Board of Directors of Costamare Participations Plc (Note 10.C), which was a wholly-owned subsidiary of the Company. LCLAW provided legal services to the Company. During the six-month periods ended June 30, 2024 and 2025, LCLAW charged the Company’s subsidiaries $3 and nil, respectively, which are included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of income for the six-month periods ended June 30, 2024 and 2025. There was no balance due from/to LCLAW at both December 31, 2024 and June 30, 2025.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. During the six-month periods ended June 30, 2024 and 2025, NGF charged an amount of $1,616 and $1,624 as management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at June 30, 2025 amounted to $3,130 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to NGF at December 31, 2024 amounted to $806 and is included in Due to related parties in the accompanying consolidated balance sheets.

(e) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2024 and June 30, 2025.

(f) Navilands Container Management Ltd. (‘‘Navilands’’) and Navilands (Shanghai) Containers Management Ltd. (‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member is a minority shareholder. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the six-month periods ended June 30, 2024 and 2025, Navilands and Navilands (Shanghai) charged management fees of $953 and $1,629, in the aggregate, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. As of December 31, 2024 and June 30, 2025, the working capital security paid by the Company to Navilands was $1,125 in aggregate, and is included in Due from related parties, non-current in the accompanying consolidated balance sheets. The balance due to Navilands as of December 31, 2024 and June 30 2025, amounted to $1,667 and $1,629, respectively and is included in Due to related parties in the accompanying consolidated balance sheets.

5. Segmental Financial Information

Following the Spin-Off described in Note 1, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments.  The Company’s reportable segments from which it derives its revenues: (1) container vessels segment and (2) investment in leaseback vessels through NML (Notes 1 and 11) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2024 and June 30 2025, and for the six-month periods ended June 30, 2024 and 2025. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation relies not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocation keys are defined on the basis of each segment’s drawing on key resources. Summarized financial information concerning each of the Company’s reportable segments is as follows:

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the six-month period ended June 30, 2025
	Container vessels segment	NML	Total
Voyage revenue	$428,078	$-	$428,078
Income from investment in leaseback vessels	-	12,682	12,682
Total revenues	$428,078	$12,682	$440,760

Less (1):
Voyage expenses	(23,383)	-
Voyage expenses-related parties	(5,819)	-
Vessels’ operating expenses	(79,171)	-
Interest and finance costs	(39,727)	(5,483)
Other segment items (2)	(73,022)	-
Segment profit/ (loss)	$206,956	$7,199	$214,155

Reconciliation of segment profit or loss:
General and administrative expenses			(5,781)
General and administrative expenses – related parties			(4,294)
Management fees-related parties			(14,178)
Foreign exchange gains			2,571
Interest income			11,779
Other, net			27
Gain on derivative instruments, net			13,767
Net income from continuing operations			218,046
Net loss from discontinued operations			(27,547)
Net income			$190,499

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the six-month period ended June 30, 2024
	Container vessels segment	NML	Total
Voyage revenue	$427,323	$-	$427,323
Income from investment in leaseback vessels	-	11,419	11,419
Total revenues	$427,323	$11,419	$438,742

Less (1):
Voyage expenses	(12,172)	-
Voyage expenses-related parties	(6,073)	-
Vessels’ operating expenses	(78,896)	-
Interest and finance costs	(50,868)	(4,229)
Other segment items (2)	(71,344)	-
Segment profit/ (loss)	$207,970	$7,190	$215,160

Reconciliation of segment profit or loss:
General and administrative expenses			(5,555)
General and administrative expenses – related parties			(5,618)
Management fees-related parties			(14,241)
Foreign exchange losses			(2,700)
Interest income			16,546
Income from equity method investments			42
Other, net			1,249
Loss on derivative instruments, net			(3,212)
Net income from continuing operations			201,671
Net income from discontinued operations			3,876
Net income			$205,547

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

As of June 30, 2025
	Container vessels segment	NML	Total assets from continuing operations	Total assets
Total Assets	$3,315,083	$424,018	$3,739,101	$3,739,101

As of December 31, 2024
	Container vessels segment	NML	Total assets from continuing operations	Total assets from discontinued operations	Total assets
Total Assets	$3,576,688	$333,108	$3,909,796	$1,238,891	$5,148,687

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

6. Short-term investments:

As of June 30, 2025, the Company holds one zero-coupon U.S. treasury bill with a face value of $18,991 at a cost of $18,591. As of December 31, 2024, the Company held one zero-coupon U.S. treasury bill with a face value of $18,591 at a cost of $18,389.

7. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

8. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2025	$4,006,587	$(1,291,419)	$2,715,168
Depreciation	-	(63,060)	(63,060)
Vessel acquisitions and other vessels’ costs	44,412	-	44,412
Balance, June 30 2025	$4,050,999	$(1,354,479)	$2,696,520

During the six-month period ended June 30, 2025, the Company prepaid the outstanding balance of Sykes Maritime Co. finance lease liabilities (Note 11) and re-acquired the 2018-built, 3,800 TEU container vessel Polar Brasil.

As of June 30, 2025, 54 of the Company’s vessels, with a total carrying value of $1,870,162, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 10.B) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) and five unencumbered vessels.

9. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2025	$52,688
Additions	5,699
Amortization	(9,530)
Balance, June 30 2025	$48,857

During the six-month period ended June 30, 2025, four vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the six-month period ended June 30, 2024, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2024	June 30, 2025
A.		Term Loans:
	1	Ainsley Maritime Co. and Ambrose Maritime Co.	$109,821	$104,464
	2	Hyde Maritime Co. and Skerrett Maritime Co.	104,596	98,942
	3	Kemp Maritime Co.	52,825	49,975
	4	Achilleas Maritime Corporation et al.	33,492	25,953
	5	Costamare Inc.	27,750	24,250
	6	Benedict et al.	294,762	253,714
	7	Reddick Shipping Co. and Verandi Shipping Co.	21,000	15,000
	8	Quentin Shipping Co. and Sander Shipping Co.	64,250	59,063
	9	Bastian Shipping Co. et al.	199,390	170,820
	10	NML Loan 1	-	-
	11	Kalamata Shipping Corporation et al.	54,000	49,000
	12	Capetanissa Maritime Corporation et al.	18,917	17,167
	13	NML Loan 2	23,250	21,750
	14	NML Loan 3	8,190	7,670
	15	NML Loan 4	11,628	10,638
	16	NML Loan 5	4,942	4,447
	17	NML Loan 6	5,510	5,042
	18	NML Loan 7	9,581	9,056
	19	NML Loan 8	11,196	10,494
	20	NML Loan 9	10,900	9,941
	21	NML Loan 10	21,392	10,282
	22	NML Loan 11	16,485	7,935
	23	NML Loan 12	5,910	5,470
	24	NML Loan 13	5,302	4,820
	25	NML Loan 14	4,385	3,965
	26	NML Loan 15	5,130	4,874
	27	NML Loan 16	-	11,619
	28	NML Loan 17	-	19,236
	29	Sykes Maritime Co.	-	23,108
	30	Beardmore Maritime Co.	-	-
	31	Fairbank Maritime Co.	-	-
		Total Term Loans	$1,124,604	$1,038,695
B.		Other financing arrangements	584,632	559,962
C.		Unsecured Bond Loan	-	-
		Total long-term debt	$1,709,236	$1,598,657
		Less: Deferred financing costs	(11,396)	(9,908)
		Total long-term debt, net	$1,697,840	$1,588,749
		Less: Long-term debt current portion	(290,882)	(285,390)
		Add: Deferred financing costs, current portion	3,522	3,161
		Total long-term debt, non-current, net	$1,410,480	$1,306,520

A. Term Loans:

1. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of June 30, 2025, the outstanding balance of each tranche of $52,232 is repayable in 23 equal quarterly installments of $1,339.3, from September 2025 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of June 30, 2025, the outstanding balance of each tranche of $49,471.2 is repayable in 15 equal quarterly installments of $1,413.5, from September 2025 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.

3. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of June 30, 2025, the outstanding balance of the loan of $49,975 is repayable in 15 equal quarterly installments of $1,425, from September 2025 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

4. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 10.A.5). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of June 30, 2025, the outstanding balance of the Refinancing tranche of $3,953 is repayable in six variable quarterly installments, from September 2025 to December 2026. As of June 30, 2025, the outstanding balance of each of Tranche A and Tranche B of $11,000 is repayable in seven variable quarterly installments, from September 2025 to March 2027.

5. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 10.A.4 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of June 30, 2025, the outstanding balance of $24,250 is repayable in three equal quarterly installments of $1,750, from July 2025 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

6. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance, among others, two term loans, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 10.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of June 30, 2025, the aggregate outstanding balance of $253,714 is repayable in eight equal quarterly installments of $20,523.8, from September 2025 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

7. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of June 30, 2025, the outstanding balance of $15,000 is repayable in seven variable quarterly installments, from September 2025 to March 2027.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of June 30, 2025, the outstanding balance of each tranche of $29,531.3 is repayable in 22 equal quarterly installments of $1,296.9, from August 2025 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

9. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance five term loans and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of June 30, 2025, the aggregate outstanding balance of $170,820 is repayable in variable quarterly installments, from September 2025 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

10. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, a NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.

11. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance two term loans. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of June 30, 2025, the outstanding balance of $49,000 is repayable in 16 equal quarterly installments of $2,500, from July 2025 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

12. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance two term loans. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of June 30, 2025, the outstanding balance of Tranche A of $10,081.4 is repayable in 12 equal quarterly installments of $513.2, from August 2025 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of June 30, 2025, the outstanding balance of Tranche B of $7,085.6 is repayable in 12 equal quarterly installments of $361.8, from August 2025 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

13. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of June 30, 2025, the outstanding balance of $21,750 is repayable in 13 equal quarterly installments of $750, from July 2025 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.

14. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of June 30, 2025, the aggregate outstanding balance of $7,670 is repayable in 12 equal quarterly installments of $260, from July 2025 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.

15. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of June 30, 2025, the aggregate outstanding balance of $10,637.5 is repayable in equal quarterly installments, from September 2025 to September 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

16. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $4,447 is repayable in 12 equal quarterly installments of $247.5, from September 2025 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

17. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $5,042 is repayable in 13 equal quarterly installments of $234, from September 2025 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of June 30, 2025, the aggregate outstanding balance of $9,056 is repayable in variable quarterly installments, from September 2025 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

19. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $10,494 is repayable in 14 equal quarterly installments of $351, from September 2025 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

20. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $9,941 is repayable in 13 variable quarterly installments, from September 2025 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

21. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On December 20, 2024, one of the three NML subsidiaries prepaid the then outstanding balance of $10,257. On June 17, 2025, one of the three NML subsidiaries prepaid the then outstanding balance of $10,489. As of June 30, 2025, the aggregate outstanding balance of $10,282 is repayable in 13 variable quarterly installments, from September 2025 to August 2028 with a balloon payment of $8,156 that is payable together with the last installment.

22. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 30, 2025 one of the two NML subsidiaries prepaid the then outstanding balance of $7,610. As of June 30, 2025, the aggregate outstanding balance of $7,935 is repayable in 14 variable quarterly installments, from September 2025 to December 2028 with a balloon payment of $4,775 that is payable together with the last installment.

23. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $5,470 is repayable in 16 equal quarterly installments of $220, from July 2025 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.

24. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $4,820 is repayable in 14 equal quarterly installments of $241 from September 2025 to December 2028 with a balloon payment of $1,446 that is payable together with the last installment.

25. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $3,965 is repayable in 14 equal quarterly installments of $210, from August 2025 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.

26. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $4,874 is repayable in 18 equal quarterly installments of $128.3, from August 2025 to August 2029 with a balloon payment of $2,565 that is payable together with the last installment.

27. During the six-month period ended June 30, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $11,619 is repayable in 16 variable installments, from July 2025 to February 2029 with a balloon payment of $6,120 that is payable together with the last installment.

28. During the six-month period ended June 30, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2025, the outstanding balance of $19,236 is repayable in 16 equal quarterly installments of $441.0, from August 2025 to April 2029 with a balloon payment of $12,180 that is payable together with the last installment.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

29. On March 31, 2025, Sykes Maritime Co. entered into a loan agreement with a bank for an amount of up to $23,500 in order to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11(a). On March 31, 2025, the amount of $23,500 was drawn down. As of June 30, 2025, the outstanding balance of $23,108 is repayable in 19 equal quarterly installments of $392.5, from September 2025 to March 2030 with a balloon payment of $15,650 that is payable together with the last installment.

30. On June 30, 2025, Beardmore Maritime Co. signed a term sheet with a bank for an amount of up to $60,000 in order to finance the acquisition cost of one vessel under the financing agreement discussed in Note 10.B.2 below. As of June 30, 2025, no amount has been drawn down.

31. On June 30, 2025, Fairbank Maritime Co. signed a term sheet with a bank for an amount of up to $60,000 in order to finance the acquisition cost of one vessel under the financing agreement discussed in Note 10.B.2 below. As of June 30, 2025, no amount has been drawn down.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 10.A.6, 10.A.9, 10.A.12, 10.A.15, 10.A.16, 10.A.17, 10.A.18, 10.A.22, 10.A.23, 10.A.24, 10.A.25, 10.A.26, and the loan discussed in Note 10.A.2 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 10.A.6, 10.A.9, 10.A.12, 10.A.15, 10.A.16, 10.A.17, 10.A.18, 10.A.22, 10.A.23, 10.A.24, 10.A.25, 10.A.26, plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of June 30, 2025, the aggregate outstanding amount of their financing arrangements is repayable in variable installments from July 2025 to May 2031, including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2025, the interest expense incurred amounted to $6,990, in aggregate, ($8,120 for the six-month period ended June 30, 2024) and is included in Interest and finance costs in the accompanying 2025 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 10.A.6, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton. As at June 30, 2025, the aggregate outstanding amount of the four financing arrangements is repayable in variable installments from August 2025 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2025, the interest expense incurred amounted to $4,225 ($5,797 for the six-month period ended June 30, 2024), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of June 30, 2025, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $559,962.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly-owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan was originally due to mature in May 2026 and carried a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

On October 11, 2024, Costamare Participations Plc announced the early redemption of the Bond Loan in full and on November 25, 2024, the Bond Loan, along with the coupon payment and a premium of 0.5% on the nominal amount was fully prepaid.

During the six-month period ended June 30, 2024, the interest expense incurred amounted to $1,474 and is included in Interest and finance costs in the accompanying consolidated statements of income.

The annual repayments under the Term Loans and Other Financing Arrangements after June 30, 2025, giving effect to the Other Financing Arrangements discussed in Note 22 (d), are in the aggregate as follows:

12-month period ending June 30	Amount
2026	$285,390
2027	325,392
2028	154,823
2029	282,170
2030	109,486
2031 and thereafter	441,396
Total	$1,598,657

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2024 and June 30, 2025, was in the range 2.99% - 6.63% and 2.99% - 6.48%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2024 and June 30, 2025, was 4.7% and 4.7%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 17 and 19) for the six-month periods ended June 30, 2024 and 2025, amounted to $48,977 and $40,611, respectively.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2025	$11,396
Additions	455
Amortization and write-off	(1,943)
Balance, June 30, 2025	$9,908
Less: Current portion of financing costs	(3,161)
Financing costs, non-current portion	$6,747

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 17).

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. On April 16, 2025 the then outstanding balance of the finance lease liability was fully repaid through the term loan discussed in Note 10.A.29 and the vessel Polar Brasil was repurchased and recorded under Vessels, net in the accompanying consolidated balance sheets (Note 8).

The depreciation with respect to the right-of-use assets under finance lease, charged during the six-month periods ended June 30, 2024 and 2025, amounted to $693 and $401, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2024 and June 30, 2025, the carrying value of the right-of-use assets under finance lease amounted to $37,818 and nil, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the six-month periods ended June 30, 2024 and 2025, amounted to $769 and $421, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The total finance lease liabilities as of December 31, 2024 and June 30, 2025, amounted to $23,877 and nil, respectively, and are separately reflected in Finance lease liability in the accompanying consolidated balance sheets.

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at a fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,857 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

ii.	Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,617, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,586, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,688, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,021, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,021, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,021, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,066, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,011, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $10,791, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,051, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,599, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $10,281, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,851, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,698, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,592, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,567, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,439, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,309, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $21,710, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,152, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,792, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

26. In October 2024, NML acquired an offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,933, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

27. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,775, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

28. In April 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,132, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

29. In April 2025, NML acquired a dry bulk vessel for $6,920 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,673, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

30. In May 2025, NML acquired a dry bulk vessel for $6,825 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,641, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

31. In May 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,269, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

32. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $15,053, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

33. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $15,053, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

34. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,479, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

35. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,479, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

36. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,282, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

37. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,282, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

38. In June 2025, NML acquired an offshore support vessel for $5,490 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,436, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

39. In June 2025, NML acquired an offshore support vessel for $7,420 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,378, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

40. In June 2025, NML acquired an offshore support vessel for $9,774 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,721, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2024	June 30, 2025
Lease receivable	$18,976	$4,913
Unguaranteed residual value	506	1,228
Net investment in sales-type lease vessels	$19,482	$6,141

During the six-month periods ended June 30, 2024 and 2025, the interest income relating to the net investment in sales-type leases amounted to $24,806 and $7,454, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at June 30, 2025.

12-month period ending June 30,	Amount
2026	$6,745
2027	5,606
2028	4,567
Total undiscounted cash flows	$16,918
Present value of lease payments*	$4,913

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2024 and June 30, 2025, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As of December 31, 2024, the net accrued charter revenue, totaling ($16,371), comprises of $11,929 separately reflected in Current assets, $2,688 separately reflected in Non-current assets and ($30,988) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. As of June 30, 2025, the net accrued charter revenue, totaling ($14,608), comprises of $9,262 separately reflected in Current assets, $4,482 separately reflected in Non-current assets and ($28,352) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2025 balance sheet. The maturities of the net accrued charter revenue as of June 30 of each 12-month period presented below are as follows:

12-month period ending June 30	Amount
2026	$(7,072)
2027	(5,148)
2028	(1,624)
2029	(702)
2030	(62)
Total	$(14,608)

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2024 and June 30, 2025, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 11(a), with charter party assumed at value below its fair market value at the date of delivery of the vessel. During the six-month period ended June 30, 2025, the amortization of the liability amounted to $64, ($435 for the six-month period ended June 30, 2024) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2024	June 30 2025
Hires collected in advance	$8,470	$7,263
Charter revenue resulting from varying charter rates	30,988	30,309
Unamortized balance of charters assumed	64	-
Total	$39,522	$37,572
Less current portion	(24,902)	(25,554)
Non-current portion	$14,620	$12,018

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2024 and June 30, 2025, the aggregate balance of time charter assumed (current and non-current) was $269 and $171, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the six-month periods ended June 30, 2024 and 2025, the amortization expense of Time-charter assumed amounted to $305 and $98, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

13. Commitments and Contingencies

a) Time charters: As of June 30, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending June 30	Amount
2026	$759,823
2027	568,321
2028	474,367
2029	257,813
2030	177,365
2031 and thereafter	66,984
Total	$2,304,673

These arrangements as at June 30, 2025, have remaining terms of up to 74 months.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Capital Commitments: As of June 30, 2025, the Company had outstanding equity commitments of (i) $186 million in relation to the acquisition of six vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements; the Company’s chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family hold an equity interest of approximately 17% each in the joint venture; and (ii) $28 million in relation to the acquisition of two vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Redeemable Non-controlling Interest

In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750. In November 2024, the Company purchased 10,810,810.67 common shares of CBI (5.0%) from two of the Other Investors, increasing its stake in CBI to 97.5% (210,810,810.67 common shares), with payments in monthly installments until October 2026.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency (Note 4(d)) and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Following the Costamare Bulkers Spin-Off described in Note 1 and the resulting deconsolidation of CBI from Costamare Inc., the carrying value of the redeemable non-controlling interest in the subsidiary as of June 30, 2025 was nil.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2024	$(2,453)
Net loss attributable to redeemable non-controlling interest	(213)
Transferred to Additional Paid-in Capital	2,666
Balance, June 30, 2025	$-

15. Stockholders’ equity:

(a) Common Stock: During each of the six-month periods ended June 30, 2025 and 2024, the Company issued 299,200 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 4). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2025.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the six-month period ended June 30, 2024, the Company issued 789,401 shares at par value of $0.0001 to its common stockholders, at an average price of $10.9544 per share. During the six-month period ended June 30, 2025, the Company issued 15,691 shares at par value of $0.0001 to its common stockholders, at an average price of $10.0696 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the six-month period ended June 30, 2025, no common shares were repurchased under the share repurchase program.

As of June 30, 2025, the aggregate issued share capital was 131,273,834 common shares at par value of $0.0001 of which 120,269,324 common shares were outstanding.

(b) Preferred shares: On June 14, 2024, the Company announced the redemption of all of its 4,574,100 shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) with a liquidation preference of $25.00 per share along with the payment of a final dividend of 8.875% per share for the period from April 15, 2024 to July 14, 2024. The difference between the carrying value and the fair value of the redeemed shares of the Series E Preferred Stock plus any accrued interest amounting to $5,446, in aggregate, was recognized as a reduction of retained earnings as a deemed dividend to the holders of the Series E Preferred Stock and has been considered in the calculation of Earnings per Common Share for the six-month period ended June 30, 2024. The Company proceeded with the full redemption of its Series E Preferred Stock on July 15, 2024.

(c) Dividends declared and / or paid: During the six-month period ended June 30, 2024, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023 and (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,324 in cash and issued 369,223 shares pursuant to the Plan for the first quarter of 2024. During the six-month period ended June 30, 2025, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,715 in cash and issued 7,056 shares pursuant to the Plan for the fourth quarter of 2024 and (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,734 in cash and issued 8,635 shares pursuant to the Plan for the first quarter of 2025.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2024, the Company declared and paid its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $939, or $0.476563 per share for the period from January 15, 2024 to April 14, 2024. During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $939, or $0.476563 per share for the period from January 15, 2025 to April 14, 2025.

During the six-month period ended June 30, 2024, the Company declared and paid its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2024 to April 14, 2024. During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2025 to April 14, 2025.

During the six-month period ended June 30, 2024, the Company declared and paid its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2024 to April 14, 2024. During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2025 to April 14, 2025.

During the six-month period ended June 30, 2024, the Company declared and paid its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2024 to April 14, 2024. On July 15, 2024, the Company proceeded with the full redemption of its Series E Preferred Stock.

16. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the six-month periods ended June 30, 2024 and 2025, amounted to $13,278 and $10,402, respectively.

	For the six-month period ended June 30,
	2024	2025
	EPS	EPS
Net income from continuing operations	$201,671	$218,046
Net income/ (loss) from discontinued operations	3,876	(27,547)
Net income	205,547	190,499
Less: Net income attributable to non-controlling interest in subsidiaries, continuing operations	(1,628)	(1,890)
Add: Net loss attributable to non-controlling interest in subsidiaries, discontinued operations	277	213
Net income attributable to Costamare Inc.	204,196	188,822
Less: paid and accrued earnings allocated to Preferred Stock	(13,278)	(10,402)
Less: deemed dividend in redemption of Series E Preferred Stock	(5,446)	-
Net income available to common stockholders	$185,472	$178,420
Weighted average number of common shares, basic and diluted	118,902,719	120,039,623
Earnings per common share, basic and diluted, continuing operations	$1.53	$1.71
Earnings/ (losses) per common share, basic and diluted, discontinued operations	0.03	(0.23)
Earnings per common share, basic and diluted	$1.56	$1.49

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

17. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the six-month period ended June 30
	2024	2025
Interest expense	$60,262	$46,125
Derivatives’ effect	(10,516)	(5,093)
Amortization and write-off of financing costs	2,534	1,943
Amortization of excluded component related to cash flow hedges	2,047	2,029
Bank charges and other financing costs	770	206
Total	$55,097	$45,210

18. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

19. Derivatives:

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments, net.

During the year ended December 31, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 10.A.15 and 10.A.20. During the same period and pursuant to the partial prepayment of the loan discussed in Note 10.A.15 the NML subsidiary terminated one of the three interest rate swap agreements.

At December 31, 2024 and June 30, 2025, the Company had interest rate swap agreements and interest rate cap agreements with an outstanding notional amount of $805,028 and $721,222, respectively. The fair value of these derivatives outstanding as at December 31, 2024 and June 30, 2025 amounted to an asset of $31,645 and a net asset of $19,445, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2026 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $8,050.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Cross currency swaps that do not meet the criteria for hedge accounting: As of June 30, 2025, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value June 30, 2025 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(2,228)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(2,457)
Total fair value						$(4,685)

The fair value of these derivatives outstanding as at December 31, 2024 and June 30, 2025 amounted to a liability of $18,387 and a liability of $4,685, respectively, and are included in the accompanying consolidated balance sheets. The maturity of these derivatives is in November 2025. The total change of cross-currency swaps fair value for the six-month periods ended June 30, 2024 and 2025, was nil and a gain of $13,702, respectively and are included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income.

(c) Foreign currency agreements and FX option zero cost collar: As of June 30, 2025, the Company holds six Euro/U.S. dollar forward agreements totaling $19,800 at an average forward rate of Euro/U.S. dollar 1.0869, expiring in monthly intervals up to December 2025.

As of December 31, 2024, the Company held 12 Euro/U.S. dollar forward agreements totaling $39,600 at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.

The total change of forward contracts fair value for the six-month period ended June 30, 2025, was a gain of $3,060 (loss of $3,212 for the six-month period ended June 30, 2024) and is included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2024 and June 30, 2025, amounted to a liability of $1,369 and an asset of $1,691, respectively.

During the six-month period ended June 30, 2025, the Company entered into an FX option zero cost collar agreement to manage its exposure to fluctuations of foreign currencies risks. The total change of the FX option zero cost collar contract fair value for the six-month period ended June 30, 2025, was a loss of $2,994 and is included in Gain / (loss) on derivative instruments, net in the accompanying 2025 consolidated statement of income. The fair value of the FX option zero cost collar contract as of June 30, 2025, amounted to a liability of $2,994.

The Effect of Derivative Instruments for the six-month periods ended
June 30, 2024 and 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2024	2025
Interest rate swaps and cross-currency swaps	$15,792	$(1,482)
Interest rate caps (included component)	5,054	(933)
Interest rate caps (excluded component) (1)	(5,371)	(4,422)
Reclassification to Interest and finance costs	(12,942)	(5,093)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	3,060	2,029
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	31	31
Total	$5,624	$(9,870)

(1)	Excluded component represents interest rate caps instruments time value.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain on derivative instruments, net
		2024	2025
Cross-currency swaps	Gain / (loss) on derivative instruments, net	$-	$13,702
FX option zero cost collar	Gain / (loss) on derivative instruments, net	-	(2,995)
Forward currency contracts	Gain / (loss) on derivative instruments, net	(3,212)	3,060
Total		$(3,212)	$13,767

20. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), net investment in sales type leases, investment in leaseback vessels (Note 11 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts and FX option). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’  financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.2, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements and the FX option, discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B determined through Level 2 of the fair value hierarchy as of June 30, 2025, amounted to $518,833 in the aggregate ($528,232 in the aggregate at December 31, 2024). The fair value of the term loan with fixed interest rates discussed in Note 10.A.2, determined through Level 2 of the fair value hierarchy as of June 30, 2025, amounted to $95,687 ($99,260 at December 31, 2024). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27) determined through Level 2 of the fair value hierarchy as of June 30, 2025, amounted to $58,888 ($74,510 at December 31, 2024). The fair value of the Company’s other financing arrangements (Note 10.B) and the term loan with fixed interest rates discussed in Note 10.A.2 and investment in leaseback vessels discussed in Notes 11(b)(ii)(10), 11(b)(ii)(12), 11(b)(ii)(24), 11(b)(ii)(26) and 11(b)(ii)(27), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 19(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2024 and June 30, 2025, the fair value of these derivative instruments in aggregate amounted to a net asset of $13,258 and a net asset of $14,760, respectively.

The fair value of the forward currency contracts and the FX option discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2024 and June 30, 2025, amounted to a liability of $1,369 and a net liability of $1,303, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(1,369)	$-	$(1,369)	$-
Interest rate swaps-asset position	20,530	-	20,530	-
Interest rate caps-asset position	11,115	-	11,115	-
Cross-currency rate swaps-liability position	(18,387)	-	(18,387)	-
Total	$11,889	$-	$11,889	$-

	June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$1,691	$-	$1,691	$-
FX option-liability position	(2,994)	-	(2,994)	-
Interest rate swaps-asset position	13,842	-	13,842	-
Interest rate swaps-liability position	(157)	-	(157)	-
Interest rate caps-asset position	5,760	-	5,760	-
Cross-currency rate swaps-liability position	(4,685)	-	(4,685)	-
Total	$13,457	$-	$13,457	$-

21. Comprehensive Income:

During the six-month period ended June 30, 2024, Other comprehensive income amounted to $5,624 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $15,210), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $12,942), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $265), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $3,060) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2025, Other comprehensive loss amounted to $9,972 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $6,837), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $5,093), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $2,029) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31). An amount of ($102) included in Other Comprehensive loss is attributable to the non-controlling interest.

22. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On July 1, 2025, the Company declared a dividend of $0.115 per share on the common stock, which was paid on August 6, 2025, to holders of record of common stock as of July 21, 2025.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On July 1, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on July 15, 2025 to holders of record as of July 14, 2025.

(c)

Vessel acquisitions: On July 17, 2025, the Company through its wholly-owned subsidiaries, Walston Shipping Co., Lockton Shipping Co., Glasserton Shipping Co. and Stewarton Shipping Co., contracted with a shipyard for the construction and purchase of four newbuild container vessels, each of approximately 3,100 TEU capacity. These four newbuild vessels are scheduled to be delivered between June 2027 and December 2027, and upon delivery, each vessel will commence an eight-year charter with a leading liner company.

(d)

New loan agreements: In July 2025, Barkley Shipping Co., Conley Shipping Co., Bertrand Maritime Co. and Schofield Maritime Co., signed a term sheet with a bank for an aggregate amount of $245,000, in order to partly refinance the outstanding balances of the financing arrangements discussed in Note 10. B.1 and Note 10. B.2.

(e)

Investment in leaseback vessels: In July 2025, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. In July 2025, NML acquired an offshore vessel for $17,257 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. In August 2025, NML acquired one dry bulk vessel for $6,600 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin.

In   August 2025, NML signed a commitment letter, subject to final documentation, with a shipowner (as seller) to acquire four dry bulk vessels, under which the vessels will be chartered back to the seller under bareboat charter agreement, for an amount of up to $37,500.

Furthermore, in July 2025, NML signed a commitment letter, subject to final documentation, from a joint venture, as guarantor, and related entities, as sellers, to acquire two offshore support vessels, under which the vessels will be chartered back to the seller under bareboat charter agreement, for an amount of up to $80,500. The Company’s chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family hold an equity interest of approximately 17% each in the joint venture.

In July 2025, the vessel discussed in Note 11(b)(ii)17, was sold back to its lessee under the bareboat charter agreement in place and the respective outstanding lease amount was fully collected. Additionally, the outstanding loan balance discussed in Note 10.A.24 was fully repaid. In August 2025, the vessel discussed in Note 11(b)(ii)26, was sold back to its lessee under the bareboat charter agreement in place and the respective outstanding lease amount was fully collected.